Exhibit 2.2

EXECUTION VERSION

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT

THIS SECOND AMENDMENT (this “Second Amendment”) to that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of August 17, 2022 (as amended on September 16, 2022), by and among LIV Capital Acquisition Corp. II, a Cayman Islands exempted company (“LIVB”), Covalto Ltd., a Cayman Islands exempted company (“Covalto”), and Covalto Merger Sub Ltd., a Cayman Islands exempted company and direct, wholly-owned subsidiary of Covalto (“Merger Sub”), is made and entered into as of April 7, 2023, by and among LIVB, Covalto and Merger Sub. LIVB, Covalto and Merger Sub are collectively referred to herein as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, pursuant to the Business Combination Agreement, the Parties agreed to carry out the Transactions, on the terms and subject to the conditions set forth therein;

WHEREAS, Section 11.10 (Amendments) of the Business Combination Agreement provides that the Business Combination Agreement may be amended, in whole or in part, by a duly authorized agreement in writing executed by each of the Parties; and

WHEREAS, the Parties, acting in accordance with Section 11.10 (Amendments) of the Business Combination Agreement, desire to amend the Business Combination Agreement as set forth herein.

NOW, THEREFORE, in consideration for the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.       Defined Terms; Other. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Business Combination Agreement. Where applicable, changes are marked in red for convenience).

2.       Amendments to the Business Combination Agreement. The Business Combination is hereby amended as follows:

(a)       Section 1.1. The following definition in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““LIVB Class A Ordinary Shares” means the class A ordinary shares, par value $0.0001 per share, of LIVB, including those shares converted from Class B Ordinary Shares prior to the LIVB Effective Time.”

(b)       Section 3.1(e). Section 3.1(e) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(e) Concurrently with the LIVB Effective Time, the Company shall issue to the holders of Covalto Class A Ordinary Shares and Covalto Class B Ordinary Shares (with each receiving its pro rata portion) (other than, for the avoidance of doubt, the Rollover Parties (as defined in the Contribution Agreement) a number of Covalto Class A Ordinary Shares and Class B Ordinary Shares (the “Closing True-Up”) such that, upon giving effect to the ~~LIVB Closing Share Consideration, the~~ Covalto Preferred Conversion, ~~Closing True-Up,~~ the Pre-Closing Capital Restructuring, the Mandatorily Convertible Note conversion pursuant to Section 3.5 (Mandatorily Convertible Note Conversion) and the Existing Covalto Warrant Conversion (but prior to giving effect to the issuance of the LIVB Closing Share Consideration), the number of Covalto Class A Ordinary Shares outstanding shall be the Pre-Closing Covalto Share Number.

(c)       Section 5.8. The last sentence of Section 5.8 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Following the Effective Time, no shareholder of LIVB shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to tender its shares of LIVB Class A Ordinary Shares for redemption pursuant to the LIVB Shareholder Redemption; provided that LIVB Class A Ordinary Shares converted from LIVB Class B Ordinary Shares shall not be entitled to receive any funds from the Trust Account.”

(d)       Section 8.3(a). Section 8.3(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Section 8.3. Exclusivity. (a) During the Interim Period, the Company shall not, nor shall the Company direct or permit any of its Affiliates or Representatives to take, whether directly or indirectly, (i) any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any special purpose acquisition company or similar “blank check company” (other than LIVB or any of its Affiliates or Representatives) concerning any merger, consolidation, liquidation, recapitalization, tender offer, share exchange or similar business combination transaction, whether in a single transaction or a series of related transactions, in each case, involving the sale, lease exchange, issuance or other disposition of transfer of properties or assets or equity interests of Company or its Subsidiaries (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”); or (ii) any action to undertake an initial public offering of any Equity Securities of the Company or any of its Subsidiaries (or any Affiliate or successor of the Company or any of its Subsidiaries). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.”

(e)       Section 8.13. The following shall be added as 8.13 of the Business Combination Agreement:

“Section 8.13. Extension Proxy Statement.

(a)       LIVB shall file with the SEC a definitive proxy statement (the “Extension Proxy Statement”), for the purposes of (i) soliciting proxies from holders of LIVB Ordinary Shares to obtain the requisite approval to, among other things, extend the date by which LIVB must consummate an initial business combination until the Termination Date (the “Extension” and such proposal, the “Extension Proposal”), to be voted on at a meeting of the holders of LIVB Ordinary Shares to be called and held for such purpose, and (ii) providing the LIVB shareholders with the opportunity to redeem their LIVB Ordinary Shares in connection with such proxy solicitation in accordance with the governing documents of LIVB (the “Extension Meeting”). LIVB shall not propose that its shareholders act on any matters (other than procedural matters) at the Extension Meeting (as the same may be adjourned or postponed) without the prior written consent of Covalto.

(b)        If the Extension Proposal is approved by the LIVB shareholders, Covalto or its designees shall, for each month commencing on May 10, 2023 until the earlier of: (1) the termination of this Agreement in accordance with Section 10.1; and (2) the month commencing on January 10, 2024 (but including a deposit for such month), deposit or cause to be deposited into the Trust Account (such period, the “Extension Period”) the lesser of (i) $135,000 and (ii) an aggregate of $0.035 per public LIVB Class A Ordinary Share (other than any Class A Ordinary Share converted from a LIVB Class B Ordinary Share) that remains outstanding and is not redeemed in connection with the Extension (the “Extension Contribution”) (x) not later than three (3) Business Days prior to May 10, 2023, and (y) for each additional contribution, on or before the date that is three (3) Business Days prior to the 10th day of such calendar month, by wire transfer (in accordance with wire instructions specified by LIVB to Covalto) in immediately available funds.

(c)        Following each month of the Extension Period, Covalto shall, promptly upon LIVB’s request, reimburse to LIVB, by wire transfer (in accordance with wire instructions specified by LIVB to Covalto) in immediately available funds, the reasonable and documented, out-of-pocket administrative expenses actually incurred by LIVB after April 7, 2023; provided that such expense reimbursements shall not exceed an amount equal to $25,000 multiplied by the number of months of the Extension Period.

(d)        Subject to achieving the requisite approval of the Extension Proposal, Covalto shall bear all accrued fees, costs and expenses incurred in connection with the Extension Proxy Statement, the Extension Meeting and the Extension Contribution up to $100,000, and pay such fees, costs and expenses to LIVB, promptly upon receipt of the back-up for such amounts (but, in any event, within three (3) Business Days of the Extension Meeting), by wire transfer (in accordance with wire instructions specified by LIVB to Covalto) in immediately available funds.”

(f)       Section 9.1(a). Section 9.1(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(a) Regulatory Approvals. All regulatory approvals set forth on Section 9.1(a) of the Company Disclosure Schedule shall have been obtained; provided that the regulatory approval set forth as Item 2 of Section 9.1(a) of the Company Disclosure Schedule shall be deemed to have been obtained for purposes of Article 9 to the extent the Mandatorily Convertible Note issued to the Anchor Investor pursuant to Section 3.5 (Mandatorily Convertible Note Conversion) has been converted.”

(g)       Section 10.1(c). Section 10.1(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(c) by LIVB or Covalto, if the Effective Times have not occurred by 11:59 p.m., Eastern Time, on ~~May 10, 2023~~ February 10, 2024 (the “Termination Date”); provided that ~~such Termination Date may be extended by an additional 3-month period by the mutual written consent of LIVB and Covalto prior to such date; provided, further that~~ the right to terminate this Agreement pursuant to this Section 10.1(c) will not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Merger to be consummated by such time;”

(h)       Section 10.1(i). The following shall be added as Section 10.1(i) of the Business Combination Agreement:

“(i) by Covalto, at any time and at its sole discretion, by written notice to LIVB; provided that the foregoing shall not relieve Covalto of its payment obligations under Section 8.13(b), (c) and (d) through such time of written notice.”

(i)       Section 10.3(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Section 10.3. Termination Fee. (a) If this Agreement is terminated by (1) LIVB pursuant to Section 10.1(f)(ii) as a result of Covalto’s failure to perform its obligations and covenants under this Agreement, including Covalto’s failure to pay the Extension Contribution in a timely manner pursuant to Section 8.13(b) or any expense reimbursements pursuant to Section 8.13(c), (2) Covalto pursuant to Section 10.1(i) or (3) LIVB or Covalto pursuant to Section 10.1(c);

then, in each case, Covalto shall, promptly (but, in any event, within ten (10) Business Days) upon LIVB’s request, pay to LIVB, at Covalto’s option, either:

(i) $5,500,000 by wire transfer (in accordance with wire instructions specified by LIVB to Covalto) in immediately available funds, or

(ii) 1,125,251 Covalto shares (the “Fee Shares”), of the most senior class of Preference Shares then outstanding, or if no Preference Shares are then outstanding, Ordinary Shares; provided that in the event Covalto opts to pay the Termination Fee in Fee Shares pursuant to this clause (ii), then LIVB shall have the option to elect payment of (1) the Fee Shares or (2) 820,000 Covalto shares and reimbursement to LIVB, by wire transfer in immediately available funds, up to fifty percent (50%) of the reasonable and documented LIVB Expenses actually paid by LIVB (or the Sponsor on its behalf) as of the date this Agreement is terminated; provided further that (A) Covalto shall not pay more than $1,500,000 in the aggregate and (B) such cash payment shall not be due until the the earlier of (x) the time of Covalto’s next bona fide equity financing of, or bona fide equity financings aggregating, at least $20,000,000 in gross proceeds (provided that the conversion of debt to equity with respect to the Mandatorily Convertible Notes shall not be considered an equity financing for purposes of this clause) and (y) one (1) year following the date this Agreement is terminated; (the “Termination Fee”).”

3.       Continuing Effect of the Business Combination Agreement.

(a)       This Second Amendment is limited to the terms specified herein and shall not constitute a modification, acceptance or waiver of any other provision of the Business Combination Agreement (including any exhibit or schedule thereto) or any other document. Except as expressly amended hereby, the provisions of the Business Combination Agreement (including the exhibits and schedules thereto) are and shall remain in full force and effect. The Parties agree that this Second Amendment shall not be deemed to waive any past breach or non-compliance with the terms of the Business Combination Agreement that may have occurred prior to the date hereof.

(b)       Upon the execution hereof, this Second Amendment and the Business Combination Agreement shall constitute one agreement. The term “Agreement”, as used in the Business Combination Agreement, shall mean the Business Combination Agreement as amended by this Second Amendment, although this change shall not alter the dates as of which any provision of the Business Combination Agreement speaks. For example, phrases such as “as of the date hereof” and “as of the date of this Agreement” shall continue to refer to August 17, 2022, the date that the Business Combination Agreement was executed. For the avoidance of doubt, this Second Amendment shall constitute a “Transaction Agreement” pursuant to the Business Combination Agreement.

(c)       Mutual Release. Each of LIVB and Covalto, on behalf of itself and its respective Affiliates and Representatives, and each of their respective former, current or future stockholders, investors of debt or equity, contracting Persons, controlling Persons, general or limited partners, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, controlling Person, general or limited partner, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, together with such Party, “Related Parties”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases the other Parties, their Affiliates and Representatives and Related Parties from any and all obligations or liabilities of any nature whatsoever under the Business Combination Agreement, any other Transaction Agreements or in connection with the Transactions, in each case to the extent arising from events prior to the date hereof (the “Released Liabilities”), it being understood that nothing in this clause (c) shall release or discharge any claim arising from actions or events following the date hereof; provided, that this release shall not extend to actual fraud. Each of LIVB and Covalto covenants not to assert any claim in respect of any Released Liabilities at law or in equity against any other Party.

4.       Effective Date. This Second Amendment shall become effective upon execution and delivery hereof by the Parties.

5.       Miscellaneous. Sections 1.2 (Construction), 11.3 (Assignment), 11.6 (Governing Law), 11.7 (Captions; Counterparts), 11.9 (Entire Agreement), 11.10 (Amendments), 11.11 (Severability), 11.12 (Jurisdiction; WAIVER OF TRIAL BY JURY), 11.13 (Enforcement) and 11.15 (Nonsurvival of Representations, Warranties and Covenants) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

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IN WITNESS WHEREOF, the Parties have entered into this Second Amendment as of the date hereof.

COVALTO LTD.

By:	/s/ David Solomon Poritz
Name:	David Solomon Poritz
Title:	Co-Chief Executive Officer

COVALTO MERGER SUB LTD.

By:	/s/ David Solomon Poritz
Name:	David Solomon Poritz
Title:	Director

LIV CAPITAL ACQUISITION CORP. II

By:	/s/ Alexander Roger Rossi
Name:	Alexander Roger Rossi
Title:	Chief Executive Officer and Chairman